BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Silver Standard Resources Inc.
     #1180 — 999 West Hastings Street
     Vancouver, B.C. V6C 2W2

2.   Date of Material Change

      January 19, 2004

3.   Press Release

     A news release was issued in Vancouver, B.C. on January 19, 2004.

4.  Summary of Material Change

Silver Standard Resources Inc. is pleased to report the closing of a $43,734,000 institutional private placement of 2,955,000 units at a price of $14.80 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable on payment of $18.50 into one common share of Silver Standard for a period of two years from closing.

5.  Full Description of Material Changes

      See attached news release 04-02.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.A. Quartermain, President and Director
                    Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 20th day of January, 2004

/s/ Linda J. Sue
_________________________________
Linda J. Sue, Corporate Secretary

January 19, 2004	Trading Symbols:
News Release 04-02	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER STANDARD CLOSES $43.7 MILLION PRIVATE PLACEMENT

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to report the closing of a $43,734,000 institutional private placement of 2,955,000 units at a price of $14.80 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable on payment of $18.50 into one common share of Silver Standard for a period of two years from closing.

In Canada, the common shares and any shares issued on exercise of warrants are subject to a four-month hold period that expires at midnight, May 15, 2004.

Silver Standard now has cash totalling approximately C$60 million, excluding marketable securities, with core silver-dominant projects located in Australia, Argentina, Chile, Mexico and the United States. Drilling is under way at Manantial Espejo in Argentina and at the La Pitarrilla silver discovery in Mexico. The company continues to review potential silver project acquisitions while advancing projects such as Manantial Espejo and Bowdens in Australia toward production.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard's SEC Form 20F as amended.